REGISTRATION NO. 333-32595
                                                FILED PURSUANT TO RULE 424(b)(3)

                            COMFORT SYSTEMS USA, INC.

                        8,000,000 Shares of Common Stock

                     Supplement No. 3 dated April 8, 1998 to
                        Prospectus dated August 11, 1997

ANNUAL FINANCIAL INFORMATION

        A copy of the Company's press release containing annual financial results for 1997 is attached hereto.

              FOR:  Comfort Systems USA, Inc.

      APPROVED BY:  J. Gordon Beittenmiller, Senior Vice President
                    Three Riverway, Suite 200
                    Houston, Texas  77056
                    (713) 830-9600

          CONTACT:  Betsy Brod/Karen Kruza
                    Investor Relations
                    Morgen-Walke Associates
                    (212) 850-5600

FOR IMMEDIATE RELEASE

             COMFORT SYSTEMS USA REPORTS FOURTH QUARTER AND YEAR-END
                                    RESULTS
                      - FOURTH QUARTER NET INCOME UP 43% -
                   - STRONG INTERNAL AND ACQUISITION GROWTH -

        HOUSTON, TX, FEBRUARY 25, 1998 -- COMFORT SYSTEMS USA, INC., (NYSE:
FIX), a leading provider of commercial/industrial heating, ventilation and air conditioning services (HVAC) today announced that pro forma net income for the quarter ended December 31, 1997, increased 43% to $5,306,000 as compared to $3,713,000 in 1996. Pro forma earnings per share were 25% higher at $0.20, based on a higher number of shares outstanding, as compared to $0.16 per share in 1996. Revenues for the fourth quarter of 1997 were $99,485,000 versus $67,864,000 in 1996, a gain of 47%. The Company separately announced the completion of sixteen acquisitions that bring its annualized revenues to more than $485 million.

         Fred Ferreira, Comfort's Chairman and CEO said, "Our companies continue to post strong internal growth and our acquisition activity continues to exceed expectations. We are excited about the excellent progress we have made in building a major presence in the commercial/industrial HVAC industry."

        In December, the Company announced it was acquiring companies with $125 million in annualized revenues. Of this amount, approximately $50 million was acquired during the quarter in pooling-of-interests transactions. The remaining $75 million in acquisitions were purchase transactions that closed at or after the end of the quarter with only nominal contribution to the quarter's results. In a separate release the Company announced the completion of these transactions, along with additional acquisitions representing another $60 million in annualized revenues.

                                    - more -

Comfort Systems USA, Inc.
February 25, 1997
Page 2

         "Our companies' internal revenue growth exceeded 30% in the fourth quarter and was more than 16% for the year," said Mr. Ferreira. "In addition to this strong performance, our recent acquisitions have added advanced controls expertise to Comfort's design/build and service capabilities, as well as stronger regional positions, particularly in the Northeast. With this excellent internal and acquisition growth, Comfort has more than doubled in size to nearly one half billion dollars in annualized revenues since our initial public offering in June. We will continue our focus on building a leading national company in the commercial/industrial HVAC markets."

        Pro forma combined revenues for the full year of 1997 were $324,609,000, an increase of 23% over $263,863,000 in 1996. Pro forma net income in 1997 increased 18% to $17,532,000 or $0.72 per share based on a higher number of shares outstanding, as compared to $14,804,000 or $0.65 per share in 1996. The Company began incurring corporate costs in 1997 in connection with its establishment as a public company in June, 1997. As a result, these costs are included in the Company's 1997 fourth quarter and full year results, but not in comparable 1996 periods.

        Comfort Systems USA was formed in 1996 to build a large national company through consolidation in the highly fragmented HVAC industry. The Company focuses on the commercial/industrial sector of the industry which is estimated at over $35 billion with more than 10,000 privately-owned companies in the U.S. Comfort's 36 companies are located in 29 cities across the U.S., performed services in over 35 states in 1997, and have been in business for an average of 29 years. FOR MORE INFORMATION, VISIT THE COMPANY'S WEB-SITE AT WWW.COMFORTSYSTEMSUSA.COM.

  THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON THE CURRENT PLANS AND EXPECTATIONS OF COMFORT SYSTEMS USA, INC. AND INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL FUTURE ACTIVITIES AND RESULTS OF OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER INCLUDE, AMONG OTHERS, RISKS ASSOCIATED WITH THE DIFFICULTY OF INTEGRATING NEWLY ACQUIRED COMPANIES WHILE MAINTAINING THEIR FINANCIAL PERFORMANCE, SEASONAL OR CYCLICAL VARIATION IN DEMAND FOR THE COMPANY'S PRODUCTS, THE ABILITY TO OBTAIN ACQUISITION FINANCING, INCREASING COMPETITION FOR ACQUISITION TARGETS AS NEW COMPANIES ENTER THE MARKET FOR HVAC CONSOLIDATION, AND THE CONTINUED ISSUANCE OF NEW SHARES AND THE RESULTING OVERHANG OF SALEABLE STOCK AND OTHER RISKS DETAILED IN THE COMPANY'S CONTINUING REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

                          -- financial table follows --

                            COMFORT SYSTEMS USA, INC.
                   PRO FORMA COMBINED STATEMENTS OF OPERATIONS

      FOR THE THREE MONTHS AND TWELVE MONTHS ENDED DECEMBER 31, 1997 & 1996
                    (in thousands, except per share amounts)
                                   (Unaudited)

                                Three Months Ended                     Twelve Months Ended
                                   DECEMBER 31,                           DECEMBER 31,
                           1997        %       1996          %        1997           %          1996        %
                      ---------    -------  ---------     -------  ---------     --------    ---------    -------
Revenues .............  $ 99,485     100.0%  $  67,864      100.0%  $ 324,609      100.0%  $ 263,863      100.0%
Cost of services .....    73,131                48,524                234,336                191,879
                      ----------            ----------             ----------              ---------
Gross Profit .........    26,354      26.5%     19,340       28.5%     90,273       27.8%     71,984       27.3%

SG & A ...............    16,131      16.2%     11,522       17.0%     55,966       17.2%     41,745       15.8%
Goodwill amortization        970       1.0%        874        1.3%      3,593        1.1%      3,495        1.3%
                      ----------            ----------             ----------              ---------

Income from operations     9,253       9.3%      6,944       10.2%     30,714        9.5%     26,744       10.1%

Interest expense, net        114       0.1%        250        0.4%        685        0.2%      1,274        0.5%
Other (income) expense      (105)     (0.1%)      (220)      (0.3%)      (224)      (0.1%)      (411)      (0.2%)
                      ----------            ----------             ----------              ---------


Income before taxes ..     9,244       9.3%      6,914       10.2%     30,253        9.3%     25,881        9.8%
Income taxes .........     3,938                 3,201                 12,721                 11,077
                      ----------            ----------             ----------              ---------
Net income ...........  $  5,306       5.3%  $   3,713        5.5%  $  17,532        5.4%  $  14,804        5.6%

Earnings per share ...  $   0.20             $    0.16              $    0.72              $    0.65

Shares used in
computing net
earnings per share ...    26,557                22,760                 24,502                 22,760

EBITDA ...............  $ 11,075      11.1%  $   8,081       11.9%  $  36,405       11.2%  $  31,172       11.8%



Note 1: Prior to the Company's initial public offering and its pooling-of-interests acquisitions completed in the third and fourth quarters, the founding and pooled companies were managed as independent companies. In conjunction with the mergers, certain stockholders have agreed to reductions in salaries and benefits in accordance with their employment agreements. The pro forma data present compensation at the level the stockholders agreed to receive subsequent to the mergers.

Note 2: Diluted earnings per share and basic earnings per share are the same for the three months and twelve months ended December 31, 1997 and 1996.

                                      # # #